Filed by Progenics Pharmaceuticals, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Progenics Pharmaceuticals, Inc.

Commission File No.: 000-23143

TRANSCRIPT

The following is a transcript of the Progenics Pharmaceuticals, Inc. earnings call held on May 7, 2020 at 8:30 a.m. Eastern Time.

Important Information For Investors And Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction, Lantheus filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 on November 12, 2019, as amended by Amendment No. 1 to that registration statement filed with the SEC on March 16, 2020, that includes a joint proxy statement of Progenics and Lantheus that also constitutes a preliminary prospectus of Lantheus. The registration statement was declared effective by the SEC on March 18, 2020, and Progenics and Lantheus commenced mailing the joint proxy statement/prospectus to stockholders of Progenics and Lantheus on or about March 19, 2020. INVESTORS AND SECURITY HOLDERS OF PROGENICS AND LANTHEUS ARE STRONGLY ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Progenics or Lantheus through the website maintained by the SEC at https://www.sec.gov.

Copies of the documents filed with the SEC by Progenics will also be available free of charge on Progenics’ internet website at https://www.progenics.com/ or by contacting Progenics’ Investor Relations Department by email at mdowns@progenics.com or by phone at (646) 975-2533. Copies of the documents filed with the SEC by Lantheus will also be available free of charge on Lantheus’ website at https://www.lantheus.com/ or by contacting Lantheus’ Investor Relations Department by email at ir@lantheus.com or by phone at (978) 671-8001.

Certain Information Regarding Participants

Progenics, Lantheus and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Progenics is set forth in its Annual Report on Form

10-K for the year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Other information regarding the participants of Progenics in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Information about the directors and executive officers of Lantheus is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 25, 2020, and its definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 12, 2020. Other information regarding the participants of Lantheus in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at https://www.sec.gov and from Investor Relations at Progenics or Lantheus as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential,” “opportunity,” “creates” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, synergies, revenue growth, creating shareholder value, growth potential, market profile, enhanced competitive position, and financial strength and flexibility; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Progenics’ and Lantheus’ plans, estimates or expectations could include, but are not limited to: (i) Progenics or Lantheus may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Progenics or Lantheus to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Progenics or Lantheus does business, or on Progenics’ or Lantheus’ operating results and business generally; (v) Progenics’ or Lantheus’ respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Progenics or Lantheus may be adversely affected by other economic, business, and/or competitive factors, including the ongoing COVID-19 pandemic; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Progenics or Lantheus may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Progenics and Lantheus are set forth in their respective filings with the SEC, including each of Progenics’ and Lantheus’ most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Progenics and Lantheus file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of these materials. Except as required by law, Progenics and Lantheus assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Progenics Pharmaceuticals First Quarter Results Conference Call

Thursday, 7th May 2020

Progenics Pharmaceuticals Q1 2020 Results	Thursday, 7th May 2020

Welcome and Safe Harbor Statement

Melissa Downs

Head of Investor Relations, Progenics Pharmaceuticals

On behalf of the Progenics team, thank you for joining our conference call to review our first quarter 2020 financial results and provide a business update. Joining the call today are Ann MacDougall, Interim Chair of Board and David Mims, interim CEO, interim CFO and board member. We will also be joined by Dr. Asha Das, Chief Medical Officer and Bryce Tenbarge, Senior Vice President of Commercial, during the Q&A.

Before we begin, I will remind you that remarks me on this call that are not historical in nature may be forward looking statements and are subject to a number of risks and uncertainties. Our actual results may differ materially. Such remarks may include but are not limited to those associated with the COVID-19 pandemic, those involving regulatory actions, clinical development and other matters related to our prostate cancer pipeline, Azedra, Relistor and our other product candidates, our business and commercialization strategies and expectations of future growth, revenues and assessments of our competitive position and our proposed merger with Lantheus Holdings.

Please see our most recent forms 10-Q, 10-K and other filings with the US Securities and Exchange Commission for additional information on the risks that could cause our actual results to differ. As a reminder, statements we make today are as of May 7th 2020 only.

I will now turn the call over to our Interim Chair, Ann MacDougall. Ann?

Update on the Proposed Merger with Lantheus Holdings

Ann MacDougall

Interim Chair, Progenics Pharmaceuticals

Thank you Melissa and good morning to everyone joining this call. We hope everyone listening today and their families are staying safe and healthy during these unprecedented times, driven by the COVID-19 pandemic. The pandemic has impacted almost all aspects of our daily lives and we want to recognize and thank the healthcare professionals and other essential service workers across the country, who are working tirelessly for our collective benefit. While Progenics has seen an impact on its operations, we’ve still been able to move forward on our commercial clinical development and organizational goals. David will provide more color during his business update.

I wanted to begin today by discussing our proposed merger with Lantheus Holdings. The reconstituted board of directors and I continue to believe that the proposed merger with Lantheus, under the revised February 2020 terms, represents the best pathway forward to maximize long-term shareholder value. The amended merger terms were the culmination of our independent and thorough evaluation of the business prospects and operations of Progenics, both as a standalone company and in combination with Lantheus.

Progenics Pharmaceuticals Q1 2020 Results	Thursday, 7th May 2020

We believe this combination allows Progenics to leverage Lantheus’ longstanding expertise in complex manufacturing, supply chain and commercial excellence to bring the potential of Progenics’ Azedra, PyL and our complimentary PSMA-targeted portfolio to the next level. The proposed merger would create a stronger combined platform that offers an innovative and diversified diagnostics and therapeutics portfolio.

It also gives our shareholders the opportunity to participate in the future potential upside provided in the revised terms negotiated by the board. Under the amended terms, Lantheus will acquire all of the issued and outstanding shares of Progenics common stock at a fixed exchange ratio and Progenics shareholders will receive 0.31% of a share of Lantheus common stock for every Progenics share. This is an increase from the 0.2502 exchange ratio under the original agreement. In addition, Progenics shareholders will receive a non-tradable contingent value right, or CVR, payable in up to two separate cash payments based on future PyL commercial performance, subject to the terms and conditions of a CVR agreement to be entered into as closing.

As a result of these revisions, former Progenics stockholders’ aggregate ownership state will increase to approximately 40% of the combined company, up from approximately 35% under the original agreement terms. Dr. Gérard Ber and Mr. Heinz Mäusli, two current members of Progenics’ board, will join the combined company board upon closing. Both Dr. Ber and Mr. Mäusli bring extensive experience in developing and commercializing radiopharmaceuticals, most recently at the radiopharmaceutical company Advanced Accelerator Applications, now part of Novartis. They will also bring deep manufacturing, operating, finance and compliance experience to the Lantheus board.

Lantheus shares our belief in the long-term growth potential of our product portfolio and pipeline and together we have the resources and capabilities to further unlock its value through this combination. The board and I feel strongly that this is the best direction for the company and its pipeline.

We do recognize that this process has been longer than expected, with the recent rescheduling of the vote. However, we are still fully committed to building shareholder value through this transaction. The rescheduling of the special meetings for both sets of shareholders to June 16th is intended to allow Progenics and Lantheus the time necessary to respond to the pandemic and its effect on each company’s business and on the combined entity. The two teams have continued to plan for the integration of the companies in advance of the potential transaction closing to ensure that the transfer of our pipeline remains on schedule, along with ongoing development.

In parallel with the transaction and as part of our fiduciary responsibility, we are engaged in scenario planning in the event we remain a standalone company. This includes continuing our CEO search, which has attracted a selection of very high-quality candidates, as well as evaluating financing alternatives.

Turning to the upcoming vote, further details about the time, location and record dates for the special meetings will be announced soon. We strongly encourage all shareholders to vote at our virtual meeting, as the transaction requires a high threshold to pass. We really do need your support. We look forward to continuing this dialogue and our engagement with our

Progenics Pharmaceuticals Q1 2020 Results	Thursday, 7th May 2020

shareholders through this process. I will now turn the call over to David for a business and financial review of the quarter. David?

Business and Financial Quarter Review

David Mims

Interim CEO and Interim CFO, Progenics Pharmaceuticals

Thank you Ann. I would like to echo Ann’s comments to thank our healthcare professionals and essential workers across the country, who are working tirelessly during the COVID-19 pandemic. We are excited about the proposed merger with Lantheus and the potential future value creation a combined company can deliver to the shareholders.

PyL

Now to our update on the first quarter of 2020 and recent events, first on PyL, our PSMA-targeted PET imaging agent that enables visualization of both bone and soft tissue metastasis in patients with locally-advanced recurrent and/or metastatic prostate cancer. Our team has worked especially hard to advance our preparations to file a new drug application with the US Food and Drug Administration following the positive CONDOR study results in December. Our pre-NDA meetings with the Agency were supportive and our CONDOR and OSPREY trial data will serve as the basis of our application.

We are pleased that we remain on track to complete our submission in the early part of the third quarter of 2020, with the goal of bringing PyL to the market in 2021. Our team continues to move forward with the commercial launch preparation for PyL, including securing sufficient manufacturing capacity within the various networks of existing cyclotrons to optimize future commercial use. The team is also hosting a series of advisory board meetings with key opinion leaders in order to gain their insights on the future use of the product. Due to the limitations of conventional imaging in prostate cancer, we believe there is an increased need for diagnostic to support the detection and localization of prostate cancer metastasis and recurrence and to facilitate appropriate targeted treatment. PyL has demonstrated the potential to detect prostate cancer non-invasively and reliably and better informs physicians during the treatment planning, with the ultimate goal of improving the disease management of one of the most prevalent and growing forms of cancer in the US for men.

There have already been publications highlighting the impact PyL has had on the therapeutic management of patients, such as the article published last year in the Journal of Nuclear Medicine, showing 87% of men have had their treatment plan changed by utilizing PyL. Consistent with published literature, our recent data, from both OSPREY and CONDOR, have also demonstrated comparable impact of PyL on physicians’ decisions on patient treatment planning. Collectively, these data should appeal to both payors and guideline committees, such as the National Comprehensive Cancer Network. With increased usage of PET imaging agents, the healthcare community is particularly excited by the PSMA binding specificity of PyL compared to other launched PET imaging agents.

In general, F-18-labeled PSMA agents, such as PyL, offer important advantages over gallium-68-labeled agents, including higher production capacity from the use of a cyclotron and higher image resolution, due to the intrinsic physical properties of F-18. This, coupled

Progenics Pharmaceuticals Q1 2020 Results	Thursday, 7th May 2020

with the longer half-life of F-18, of 110 minutes, versus 68 minutes for gallium-68, allows for a wider geographical product distribution, which is particularly important, given the large number of medical centers that treat prostate cancer patients.

PyL is also complemented by our artificial intelligence platform, that is currently in development, which has the potential to improve the diagnostic performance, as well as speed and reproducibility of imagery, providing increased commercial potential. We look forward to advancing these important commercial efforts to ensure a smooth and robust product rollout pending regulatory approval.

Impact of COVID-19 on Progenics’ operations

As Ann mentioned, Progenics’ operations have been impacted by the COVID-19 pandemic and resulting conditions, as many others are experiencing within our industry and beyond. Our efforts have been focused on mitigating this impact on our business, preserving the integrity of our ongoing clinical study for 1095 and diligently managing our capital. These initiatives have been made in alignment with government, regulatory and public health recommendations and regional mandates.

In the first quarter of 2020, we generated $1.4 million in Azedra sales. While we did see an uptake in quarterly sales for Azedra, currently many of the multidisciplinary treatment centers that serve pheochromocytoma or paraganglioma patients have now closed or have limited external visitors to ensure the safety of patients and healthcare providers. These restrictions include visits from the field-based sales team for Azedra, directly affecting our ability to maintain our product launch initiatives. We expect that Azedra sales will decrease through the COVID-19 pandemic until center restrictions are lifted and patients can regain access to centers for treatment. That said, we are continuing to receive and process requests for both dosimetry and therapeutic doses.

For our PSMA-targeted pipeline clinical programs, our focus has been ensuring the safety of the patients, physicians and hospital staff involved in the phase-two ARROW trial of 1095 in combination with enzalutamide in chemotherapy-naive patients with metastatic castration-resistant prostate cancer.

Recall that 1095 is a small-molecule radiotherapeutic designed to selectively bind to the extracellular domain of PSMA, a protein that is highly expressed on prostate cancer cells. With the removal of the Center for Probe Development and Commercialization import alert, we have been able to open 11 clinical sites in the US, along with six sites in Canada, to help support expected increased enrollment in the trial.

As a result of the pandemic and out of an abundance of caution, Progenics has implemented a pause in new patient enrollment for the trial for several months. Patients who are active and have been randomized for the study will continue to receive treatment doses and will be monitored for safety and efficacy in a manner that is permissible by each clinical site. In light of the challenges that we face during the COVID crisis, we have made the difficult decision to curtail promotional spending and furlough a portion of the clinical commercial and medical employees as we continue to assess the emerging market conditions.

Progenics Pharmaceuticals Q1 2020 Results	Thursday, 7th May 2020

Financial results for the quarter

Before I close, I do want to comment on the financial results for the quarter. You can review the details of our financials in the press release we issued this morning and in the 10-Q that we will file later today. I would like to focus on a few key line items.

First quarter revenue totaled $6.2 million, up from $4.3 million in the first quarter of 2019, reflecting Relistor royalty income of $4.8 million and $1.4 million Azedra sales.

Research and development expenses decreased by $2 million compared to the corresponding prior-year period, resulting primarily from lower clinical trial cost and cost to transition the Azedra manufacturing site in the 2019 period. Selling, general and administrative expenses increased by $1.3 million compared to the corresponding prior-year period, primarily attributable to legal and advisory fees associated with the execution of the amended merger agreement with Lantheus.

We also recorded non-cash adjustments of $300,000 to changes in the fair value estimates of the contingent consideration liability and recognize the interest expense of $900,000 related to the Relistor royalty-backed loan. Net loss for the first quarter was $16.8 million, or $0.19 per diluted share, compared to a net loss of $18.7 million or $0.22 per diluted share, in the corresponding 2019 period.

We ended the quarter with cash and cash equivalents of $29.5 million, a decrease of $12.5 million compared to cash and cash equivalents as of December 31st 2019, reflecting primarily cash used for operating expenses and capital expenditures, partially offset by the receipt of a $10 million Relistor sales milestone.

We believe that, with the current cash available and the $10 million bridge loan from Lantheus as part of the renegotiated merger terms and considering our current cash burn, as adjusted for COVID-19 impact, we have cash available to fund operations until September 2020. This guidance does not reflect any financing alternatives we are contemplating should we remain a standalone company.

Concluding remarks

During the many uncertainties driven by the COVID-19 pandemic, our company remains focused on advancing our corporate and development initiatives across our PSMA-targeted portfolio, including the on-time regulatory submission of PyL and the phase two study of 1095. We plan to provide any additional updates related to the business impact from COVID when necessary.

I want to thank the entire Progenics team for their dedication through this period and continued efforts on behalf of our cancer patients in need. We look forward to keeping everyone up to date on our developments.

I would like to thank everyone for joining us on our call today. I would like to remind you that our special meeting, which is a virtual meeting, is on June 16th and we would like to encourage shareholders to vote for the transaction. We do have a high bar to pass this merger, as Ann mentioned, so we do need your support in this transaction.

Thank you for your support and please stay safe and healthy. Goodbye.

[END OF TRANSCRIPT]